Filed Pursuant to Rule 424(b)(3)
Registration No. 333-291473

Proxy Statement/Prospectus Supplement No. 1
(to the Proxy Statement/Prospectus dated February 12, 2026)

SUPPLEMENT TO

PROXY STATEMENT
FOR EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
AND
SPECIAL MEETING OF PUBLIC WARRANT HOLDERS
OF
HAYMAKER ACQUISITION CORP. 4
(A CAYMAN ISLANDS EXEMPTED COMPANY)

PROSPECTUS FOR
47,156,125 SHARES OF CLASS A COMMON STOCK
AND
24,055,758 SHARES OF CLASS B COMMON STOCK
AND
24,055,758 SHARES OF CLASS A COMMON STOCK ISSUABLE
UPON CONVERSION OF CLASS B COMMON STOCK
AND
11,898,800 WARRANTS
AND
11,898,800 SHARES OF CLASS A COMMON STOCK
ISSUABLE UPON EXERCISE OF WARRANTS
OF
SUNCRETE, INC.
(AFTER THE MERGERS DESCRIBED HEREIN)

In connection with the proposed business combination (the “Business Combination”) among Haymaker Acquisition Corp. 4, a Cayman Islands exempted company (“Haymaker” or the “SPAC”), Suncrete, Inc., a Delaware corporation (the “Company”, “PubCo”, “us”, “our”, or “we”), Haymaker Merger Sub I, Inc., a Delaware corporation and a direct wholly owned subsidiary of PubCo (“Merger Sub I”), Haymaker Merger Sub II, LLC, a Delaware limited liability company and direct wholly owned subsidiary of PubCo (“Merger Sub II”), and Concrete Partners Holding, LLC, a Delaware limited liability company (“Suncrete”), PubCo and Haymaker filed a registration statement on Form S-4 (File No. 333-291473) (as amended, the “Registration Statement”), which included a preliminary proxy statement/prospectus, with the Securities and Exchange Commission (the “SEC”), which was declared effective by the SEC on February 12, 2026. PubCo filed the definitive proxy statement/prospectus, dated as of February 12, 2026 (the “Proxy Statement/Prospectus”), relating to the extraordinary general meeting of Haymaker’s shareholders to approve the Business Combination (the “Shareholder Meeting”) and the extraordinary general meeting of Haymaker’s warrantholders to be held in connection with the Business Combination (the “Warrantholder Meeting”). This Supplement No. 1, dated March 6, 2026 (this “Supplement”), updates, amends, and supplements the Proxy Statement/Prospectus, which forms a part of our Registration Statement. Defined terms herein and not otherwise defined shall have the meanings set forth in the Proxy Statement/Prospectus.

This Supplement is being filed to update and supplement the information contained in the Proxy Statement/Prospectus to reflect revisions to that certain amendment (the “Warrant Amendment”) to the Warrant Agreement, dated July 25, 2023, between SPAC and Continental Stock Transfer & Trust Company, as warrant agent, if the proposal to effectuate the Warrant Amendment (the “Warrant Amendment Proposal”) is approved by holders (“SPAC Warrantholders”) of a majority of the number of the then outstanding warrants of SPAC (“SPAC Warrants”). Except as otherwise set forth in this Supplement, the information set forth in the Proxy Statement/Prospectus remains materially unchanged, and Haymaker’s board of directors continues to unanimously recommend that its stockholders and warrantholders, as applicable, vote “FOR” each of the proposals described in the Proxy Statement/Prospectus.

Warrant Exchange

In connection with the closing of the Business Combination and upon approval of the Warrant Amendment Proposal, SPAC may redeem all of its issued and outstanding public warrants (“SPAC Public Warrants”) in exchange for (i) $2.25 in cash and (ii) 0.075 Class A Common Shares of SPAC per SPAC Public Warrant, which redemption will be effected by SPAC by way of the Warrant Amendment. Even if the holders of a majority of the SPAC Warrants vote in favor of the Warrant Amendment, Haymaker retains sole discretion to effect the Warrant Amendment, which determination will depend on a number of factors, including but not limited to the number of redeeming shareholders. A copy of the Warrant Amendment is attached as Annex I to this Supplement.

Support Agreements

As previously announced, on March 3, 2026, Haymaker entered into support agreements with holders of a majority of the outstanding SPAC Warrants, pursuant to which such warrantholders agreed to vote in favor of the Warrant Amendment Proposal at the Warrantholder Meeting. Accordingly, the Warrant Amendment Proposal is expected to be approved.

The exchange of the SPAC Public Warrants pursuant to the Warrant Amendment is being made in reliance on the exemption from registration provided by Section 3(a)(9) of the Securities Act of 1933, as amended (the “Securities Act”). No commission or other remuneration will be paid or given, directly or indirectly, to any person for soliciting the surrender of the SPAC Public Warrants in connection with the exchange.

Warrantholder Meeting Date

The parties have also determined to postpone the date of the Warrantholder Meeting from March 13, 2026 to March 26, 2026. As a result of this change, the Warrantholder Meeting will now be held at 10:00 a.m. New York Time on March 26, 2026, or such other date and at such other place to which the meeting may be postponed or adjourned.

Shareholder Meeting Date

The parties have determined to postpone the date of the Shareholder Meeting from March 17, 2026 to March 30, 2026. As a result of this change, the Shareholder Meeting will now be held at 10:00 a.m. New York Time on March 30, 2026, or such other date and at such other place to which the meeting may be postponed or adjourned.

Extension of Redemption Deadline

As a result of the postponement, the previously disclosed deadline of March 13, 2026 (two business days before the Shareholder Meeting) for delivery of redemption requests has been extended to March 26, 2026 (two business days before the postponed Shareholder Meeting). Shareholders who wish to withdraw their previously submitted redemption requests may ask to do so prior to the postponed meeting by directly contacting and requesting that Continental Stock Transfer and Trust Company, the Company’s transfer agent, return such shares by 5:00 p.m. New York Time on March 26, 2026. Shareholders who do not wish to withdraw their previously submitted redemption requests need not take any further action.

Material U.S. Federal Income Tax Considerations

The section titled “Material U.S. Federal Income Tax Considerations” in the Proxy Statement/Prospectus is hereby amended and supplemented in its entirety with the following disclosure:

The following discussion is a summary of certain material U.S. federal income tax considerations (i) for U.S. Holders and Non-U.S. Holders (each as defined below, and together, “Holders”) of SPAC Ordinary Shares, SPAC Cayman Units, and SPAC Cayman Warrants, including those Holders which own SPAC Ordinary Shares by reason of a redemption of their SPAC Cayman Warrants in exchange for cash and SPAC Ordinary Shares (for purposes of this section, “SPAC (Cayman Islands) Equity”) with respect to the exercise of redemption rights and the Domestication; (ii) for Holders of the ownership and disposition of SPAC Class A Common Stock, SPAC Class B Common Stock, SPAC Delaware Warrants, and SPAC Delaware Units (for purposes of this section, and excluding the SPAC Delaware Warrants, “SPAC (Delaware) Equity”, with SPAC (Delaware) Equity and SPAC (Cayman Islands) Equity being referred to as “SPAC Equity,” as context requires) exchanged as part of the Initial Merger in exchange for PubCo Class A Common Stock, PubCo Class B Common Stock, and Assumed SPAC Warrants, as applicable; and (iii) for Holders of the ownership and disposition of the Company Common Units (other than Company Incentive Units), Company Preferred Units, Company Senior Preferred Units, and Company Incentive Units (for purposes of this section, “Company Equity”) in exchange for PubCo Class A Common Stock, PubCo Class B Common Stock, the Unreturned Senior Preferred Contribution, and the Rollover Equity Award, as applicable. This section applies only to Holders that hold their SPAC Equity, Domesticated SPAC Equity, and Company Equity as “capital assets” for U.S. federal income tax purposes (generally, property held for investment). SPAC is referred to herein as “SPAC (Cayman Islands)” for the period prior to the Domestication, and as “SPAC (Delaware)” for the period following the Domestication up to the time of the Initial Merger Effective Time.

This discussion is limited to U.S. federal income tax considerations and does not address estate or any gift tax considerations or considerations arising under the tax laws of any state, local or non-U.S. jurisdiction. This discussion does not describe all of the U.S. federal income tax consequences that may be relevant to you in light of your particular circumstances, including the alternative minimum tax, the Medicare tax on certain investment income and the different consequences that may apply if you are subject to special rules under U.S. federal income tax law that apply to certain types of investors, such as:

•	financial institutions or financial services entities;
•	broker-dealers;
•	taxpayers that are subject to the mark-to-market accounting rules with respect to the SPAC Equity;
•	tax-exempt entities;
•	governments or agencies or instrumentalities thereof;
•	insurance companies;
•	regulated investment companies or real estate investment trusts;
•	partnerships (including entities or arrangements treated as partnerships for U.S. federal income tax purposes);
•	U.S. expatriates or former long-term residents of the United States;
•	persons that acquired their Company Equity in connection with employee share incentive plans or otherwise as compensation;
•	persons that hold their SPAC Equity or Company Equity as part of a straddle, constructive sale, hedging, wash sale, conversion or other integrated or similar transaction;
•	U.S. Holders (as defined below) whose functional currency is not the U.S. dollar; or
•	“controlled foreign corporations,” “passive foreign investment companies” or corporations that accumulate earnings to avoid U.S. federal income tax.

If a partnership (or any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds SPAC Equity or Company Equity, the tax treatment of such partnership and a person treated as a partner of such partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships holding any SPAC Equity or Company Equity and persons that are treated as partners of such partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences to them of the Domestication, the Initial Merger, or the Acquisition Merger, as applicable.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), proposed, temporary and final Treasury Regulations promulgated thereunder, and judicial and administrative interpretations thereof, all as of the date hereof. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax considerations described herein.

The following discussion discusses solely the consequences of the redemption of the SPAC Cayman Warrants, the Domestication, the Initial Merger, and the Acquisition Merger and, except as expressly set forth herein, does not discuss any other steps that may be taken in connection with the foregoing.

We have not sought, and do not intend to, seek any rulings from the Internal Revenue Service (the “IRS”) as to any U.S. federal income tax considerations described herein. There can be no assurance that the IRS will not take positions inconsistent with the considerations discussed below or that any such positions would not be sustained by a court.

THIS DISCUSSION IS ONLY A SUMMARY OF CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS ASSOCIATED WITH THE WARRANT AMENDMENT PROPOSAL, THE DOMESTICATION, THE INITIAL MERGER, AND THE ACQUISITION MERGER. EACH HOLDER SHOULD CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH HOLDER OF THE DOMESTICATION, THE INITIAL MERGER, THE ACQUISITION MERGER, AND THE OWNERSHIP AND DISPOSITION OF PUBCO COMMON STOCK RECEIVED IN THE INITIAL MERGER AND THE ACQUISITION MERGER, INCLUDING THE APPLICABILITY AND EFFECTS OF U.S. FEDERAL NON-INCOME, STATE AND LOCAL AND NON-U.S. TAX LAWS.

U.S. HOLDERS

As used herein, a “U.S. Holder” is a beneficial owner of a SPAC Equity or Company Equity who or that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;
•	a corporation (or other entity that is treated as a corporation for U.S. federal income tax purposes) that is created or organized (or treated as created or organized) in or under the laws of the United States or any state thereof or the District of Columbia;
•	an estate whose income is subject to U.S. federal income tax regardless of its source; or
•	a trust if (1) a U.S. court can exercise primary supervision over the administration of such trust and one or more United States persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a United States person.

Redemption of SPAC Cayman Warrants pursuant to the Warrant Amendment Proposal

The discussion under this heading is subject in its entirety to the discussion below under the subsection entitled “—PFIC Considerations.”

The tax consequences of the redemption a SPAC Cayman Warrants in exchange for SPAC Class A Ordinary Shares and cash are not clear under current tax law. A redemption of SPAC Cayman Warrants in exchange, in part for SPAC Class A Ordinary Shares and in part for cash, maybe treated, with respect to the portion of the exchange of SPAC Cayman Warrants exchanged for SPAC Class A Ordinary Shares, as a recapitalization for U.S. federal income tax purposes, in which case, such portion of the redemption would be tax-deferred. If such portion of the redemption is tax-deferred, a U.S. Holder’s basis in the SPAC Class A Ordinary Shares received generally should equal the U.S. Holder’s basis in the SPAC Cayman Warrants redeemed therefor. If the redemption is treated as a recapitalization, the holding period of the SPAC Class A Ordinary Shares would include the holding period of the SPAC Cayman Warrants redeemed therefor. If the redemption is not treated as a recapitalization, it is unclear whether a U.S. Holder’s holding period in the SPAC Class A Ordinary Shares would be treated as commencing on the date following the date of the redemption or on the date of redemption of the SPAC Cayman Warrants; in either case, the holding period would not include the period during which the U.S. Holder held the SPAC Cayman Warrants.

It is also possible that the portion of the redemption of SPAC Cayman Warrants exchanged for SPAC Class A Ordinary Shares could be treated in part as a taxable exchange, in which case, gain or loss would be recognized. In such event, a U.S. Holder could be deemed to have surrendered a number of SPAC Cayman Warrants with an aggregate fair market value equal to the exercise price for the total number of SPAC Cayman Warrants to be exercised for SPAC Class A Ordinary Shares. The U.S. Holder would recognize capital gain or loss in an amount equal to the difference between the fair market value of the SPAC Cayman Warrants deemed surrendered and the U.S. Holder’s adjusted tax basis in such SPAC Cayman Warrants. In this case, a U.S. Holder’s tax basis in the SPAC Class A Ordinary Shares received would equal the sum of the U.S. Holder’s tax basis in the SPAC Cayman Warrants deemed exercised for SPAC Class A Ordinary Shares, plus the exercise price of such SPAC Cayman Warrants (equal to the fair market value of the SPAC Cayman Warrants deemed surrendered). It is unclear in this case whether a U.S. Holder’s holding period for SPAC Class A Ordinary Shares would commence on the date following the date of the redemption or on the date of the redemption of SPAC Cayman Warrants; in either case, the holding period would not include the period during which the U.S. Holder held the SPAC Cayman Warrants.

Due to the absence of authority on the U.S. federal income tax treatment of the redemption, including when a U.S. Holder’s holding period would commence with respect to the SPAC Class A Ordinary Shares received, there can be no assurance which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. U.S. Holders should consult their own tax advisors regarding the redemption of SPAC Cayman Warrants.

For the portion of SPAC Cayman Warrants redeemed for cash pursuant to the redemption provisions applicable to the SPAC Cayman Warrants, such redemption or purchase generally will be treated as a taxable disposition to the U.S. Holder, taxed (except as discussed below under the subsection entitled “— PFIC Considerations”) as described in the subsection below “—Effects to U.S. Holders of Exercising Redemption Rights”.

Effects to U.S. Holders of Exercising Redemption Rights

This section is addressed to Redeeming U.S. Holders (as defined below) of SPAC’s shares that elect to have their shares redeemed for cash and whose SPAC Cayman Warrants are not redeemed for SPAC Class A Ordinary Shares and cash pursuant to the Warrant Amendment Proposal. For purposes of this discussion, a “Redeeming U.S. Holder” is a beneficial owner that so redeems its SPAC shares and/or SPAC Warrants and is:

•	an individual who is a citizen or resident of the United States;
•	a corporation (or other entity that is treated as a corporation for U.S. federal income tax purposes) that is created or organized (or treated as created or organized) in or under the laws of the United States or any state thereof or the District of Columbia;
•	an estate whose income is subject to U.S. federal income tax regardless of its source; or
•	a trust if (1) a U.S. court can exercise primary supervision over the administration of such trust and one or more United States persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a United States person.

The balance of the discussion under this heading is subject in its entirety to the discussion below under the heading “- PFIC Considerations.” If we are considered a “passive foreign investment company” for these purposes (which we will be, unless a “start up” exception applies), then the tax consequences of the redemption will be as outlined in that discussion, below.

A Redeeming U.S. Holder will generally recognize capital gain or loss equal to the difference between the amount realized on the redemption and such shareholder’s adjusted basis in the shares exchanged therefor if the Redeeming U.S. Holder’s ownership of shares is completely terminated or if the redemption meets certain other tests described below. Special constructive ownership rules apply in determining whether a Redeeming U.S. Holder’s ownership of shares is treated as completely terminated (and in general, such Redeeming U.S. Holder may not be considered to have completely terminated its interest if it continues to hold our warrants or rights). If gain or loss treatment applies, such gain or loss will be long-term capital gain or loss if the holding period of such shares is more than one year at the time of the exchange. It is possible that because of the redemption rights associated with SPAC Equity, the holding period of such shares may not be considered to begin until the date of such redemption (and thus it is possible that long-term capital gain or loss treatment may not apply to shares redeemed in the redemption). Shareholders who hold different blocks of shares (generally, shares purchased or acquired on different dates or at different prices) should consult their tax advisors to determine how the above rules apply to them.

Cash received upon redemption that does not completely terminate the Redeeming U.S. Holder’s interest will still give rise to capital gain or loss, if the redemption is either (i) “substantially disproportionate” or (ii) “not essentially equivalent to a dividend.” In determining whether the redemption is substantially disproportionate or not essentially equivalent to a dividend with respect to a Redeeming U.S. Holder, that Redeeming U.S. Holder is deemed to own not just shares actually owned but also shares underlying rights to acquire our shares (including for these purposes our warrants and rights) and, in some cases, shares owned by certain family members, certain estates and trusts of which the Redeeming U.S. Holder is a beneficiary, and certain affiliated entities.

Generally, the redemption will be “substantially disproportionate” with respect to the Redeeming U.S. Holder if (i) the Redeeming U.S. Holder’s percentage ownership of the outstanding voting shares (including all classes which carry voting rights) of SPAC is reduced immediately after the redemption to less than 80% of the Redeeming U.S. Holder’s percentage interest in such shares immediately before the redemption; (ii) the Redeeming U.S. Holder’s percentage ownership of the outstanding shares (both voting and nonvoting) immediately after the redemption is reduced to less than 80% of such percentage ownership immediately before the redemption; and (iii) the Redeeming U.S. Holder owns, immediately after the redemption, less than 50% of the total combined voting power of all classes of shares of SPAC entitled to vote. Whether the redemption will be considered “not essentially equivalent to a dividend” with respect to a Redeeming U.S. Holder will depend upon the particular circumstances of that U.S. holder. At a minimum, however, the redemption must result in a meaningful reduction in the Redeeming U.S. Holder’s actual or constructive percentage ownership of SPAC. The IRS has ruled that any reduction in a shareholder’s proportionate interest is a “meaningful reduction” if the shareholder’s relative interest in the corporation is minimal and the shareholder does not have meaningful control over the corporation.

If none of the redemption tests described above give rise to capital gain or loss, the consideration paid to the Redeeming U.S. Holder will be treated as dividend income for U.S. federal income tax purposes to the extent of SPAC’s current or accumulated earnings and profits. However, for the purposes of the dividends-received deduction and of “qualified dividend” treatment, due to the redemption right, a Redeeming U.S. Holder may be unable to include the time period prior to the redemption in the shareholder’s “holding period.” Any distribution in excess of our earnings and profits will reduce the Redeeming U.S. Holder’s basis in the shares (but not below zero), and any remaining excess will be treated as gain realized on the sale or other disposition of the shares.

As these rules are complex, U.S. holders of shares considering exercising their redemption rights should consult their own tax advisors as to whether the redemption will be treated as a sale or as a distribution under the Code.

Certain Redeeming U.S. Holders who are individuals, estates or trusts pay a 3.8% tax on all or a portion of their “net investment income” or “undistributed net investment income” (as applicable), which may include all or a portion of their capital gain or dividend income from their redemption of shares. Redeeming U.S. Holders should consult their tax advisors regarding the effect, if any, of the net investment income tax.

Tax Effects of the Domestication to U.S. Holders

The U.S. federal income tax consequences of the Domestication will depend primarily upon whether the Domestication qualifies as a “reorganization” within the meaning of Section 368 of the Code.

Under Section 368(a)(1)(F) of the Code, a reorganization is a “mere change in identity, form, or place of organization of one corporation, however effected” (an “F Reorganization”). Pursuant to the Domestication, SPAC will transfer by way of continuation out of its jurisdiction of incorporation from Cayman Islands to the State of Delaware.

It is intended that the Domestication qualify as an F Reorganization. However, SPAC has not sought, and does not intend to seek, any ruling from the IRS with respect to the qualification of the Domestication as an F Reorganization, and the closing of the Domestication is not conditioned on the receipt of any ruling from the IRS or any opinion of counsel with respect to the qualification of the Domestication as an F Reorganization. Consequently, no assurance can be given that the IRS will not assert, or that a court would not sustain, a position contrary to any of those set forth below. Accordingly, each U.S. Holder of SPAC Equity is urged to consult its tax advisor with respect to the particular tax consequence of the Domestication to such U.S. Holder.

Assuming the Domestication qualifies as an F Reorganization, U.S. Holders of SPAC (Cayman Islands) Equity generally should not recognize gain or loss for U.S. federal income tax purposes on the Domestication, except as provided below under the sections titled “- Effects of Section 367 to U.S. Holders of SPAC Equity” and “- PFIC Considerations,” and the Domestication should be treated for U.S. federal income tax purposes as if SPAC (Cayman Islands) (i) transferred all of its assets and liabilities to SPAC (Delaware) in exchange for all of the outstanding SPAC (Delaware) Equity; and (ii) then distributed the SPAC (Delaware) Equity to the holders of SPAC Equity in liquidation of SPAC (Cayman Islands). The taxable year of SPAC (Cayman Islands) will be deemed to end on the date of the Domestication.

Subject to the discussion below under the section titled “- PFIC Considerations,” if the Domestication fails to qualify as an F Reorganization, a U.S. Holder of SPAC (Cayman Islands) Equity generally would recognize gain or loss with respect to its SPAC (Cayman Islands) Equity in an amount equal to the difference, if any, between the fair market value of the corresponding SPAC (Delaware) Equity received in the Domestication and the U.S. Holder’s adjusted tax basis in its SPAC (Cayman Islands) Equity surrendered.

Following the Domestication, a U.S. Holder generally would be required to include in gross income as U.S. source dividend income the amount of any distribution of cash or other property paid or deemed paid on the SPAC (Delaware) Equity to the extent the distribution is paid out of SPAC (Delaware)’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Dividends received by a U.S. Holder that is treated as a corporation for U.S. federal income tax purposes generally will qualify for a dividends received deduction if the requisite holding period is satisfied. With certain exceptions, and provided certain holding period requirements are met, dividends received by a non-corporate U.S. Holder will generally constitute “qualified dividends” that will be subject to U.S. federal income tax at preferential long-term capital gains rates. U.S. Holders are urged to consult with their tax advisors regarding this and any other tax considerations of owning common and preferred stock of a U.S. corporation, i.e., SPAC (Delaware), rather than a non-U.S. corporation following the Domestication.

Basis and Holding Period Considerations

Assuming the Domestication qualifies as an F Reorganization, subject to the discussion below under the section titled “- PFIC Considerations”:

(i)	the tax basis of SPAC (Delaware) Equity received by a U.S. Holder in the Domestication will equal the U.S. Holder’s tax basis in the SPAC (Cayman Islands) Equity surrendered in exchange therefor, increased by any amount included in the income of such U.S. Holder as a result of Section 367 of the Code (as discussed below); and
(ii)	the holding period for SPAC (Delaware) Equity received by a U.S. Holder will include such U.S. Holder’s holding period for SPAC (Cayman Islands) Equity surrendered in exchange therefor.

If the Domestication fails to qualify as an F Reorganization, the U.S. Holder’s basis in SPAC (Delaware) Equity would be equal to the fair market value of such SPAC (Delaware) Equity on the date of the Domestication, and such U.S. Holder’s holding period for such SPAC (Delaware) Equity would begin on the day following the date of the Domestication. U.S. Holders who hold different blocks of SPAC (Cayman Islands) Equity (generally, SPAC (Cayman Islands) Equity purchased or acquired on different dates or at different prices) should consult their tax advisors to determine how the above rules apply to them, and the discussion above does not specifically address all of the consequences to U.S. Holders who hold different blocks of SPAC (Cayman Islands) Equity.

Effects of Section 367 to U.S. Holders of SPAC Equity

Section 367 of the Code applies to certain transactions involving foreign corporations, including a redomiciliation of a foreign corporation in a transaction that qualifies as an F Reorganization. Subject to the discussion below under the section titled “- PFIC Considerations,” Section 367 of the Code imposes U.S. federal income tax on certain U.S. persons in connection with transactions that would otherwise be tax-deferred. Section 367(b) of the Code will generally apply to U.S. Holders on the date of the Domestication.

U.S. Holders Who Own 10 Percent or More (By Vote or Value) of SPAC (Cayman Islands) Equity

Subject to the discussion below under the section titled “- PFIC Considerations,” a U.S. Holder who beneficially owns (actually or constructively) 10% or more of the total combined voting power of all classes of SPAC (Cayman Islands) Equity entitled to vote or 10% or more of the total value of all classes of SPAC (Cayman Islands) Equity (a “10% U.S. Shareholder”) on the date of the Domestication generally must include in income as a deemed dividend paid by SPAC (Cayman Islands) the “all earnings and profits amount” attributable to the SPAC (Cayman Islands) Equity (for purposes of this section, “Existing Shares”) it owns within the meaning of Treasury Regulations under Section 367 of the Code. A U.S. Holder’s ownership of any warrants or options with respect to SPAC (Cayman Islands) Equity will be taken into account in determining whether such U.S. Holder is a 10% U.S. Shareholder. Complex attribution rules apply in determining whether a U.S. Holder is a 10% U.S. Shareholder, and all U.S. Holders are urged to consult their tax advisors with respect to these attribution rules.

A 10% U.S. Shareholder’s “all earnings and profits amount” with respect to its Existing Shares is the net positive earnings and profits of SPAC (Cayman) (as determined under Treasury Regulations under Section 367 of the Code) attributable to such Existing Shares (as determined under Treasury Regulations under Section 367 of the Code). Treasury Regulations under Section 367 of the Code provide that the “all earnings and profits amount” attributable to a shareholder’s stock is determined according to the principles of Section 1248 of the Code. In general, Section 1248 of the Code and the Treasury Regulations thereunder provide that the amount of earnings and profits attributable to a block of stock (as defined in Treasury Regulations under Section 1248 of the Code) in a foreign corporation is the ratably allocated portion of the foreign corporation’s earnings and profits generated during the period the shareholder held the block of stock.

SPAC (Cayman Islands) expects to have a deficit in earnings and profits on the date of the Domestication. If SPAC (Cayman Islands)’s cumulative net earnings and profits through the date of the Domestication is less than or equal to zero, then a 10% U.S. Shareholder should not be required to include in gross income an “all earnings and profits amount” with respect to its Existing Shares. However, it is possible that, notwithstanding SPAC (Cayman Islands)’s expectations, the amount of SPAC (Cayman Islands)’s cumulative net earnings and profits could be positive through the date of the Domestication, in which case a 10% U.S. Shareholder would be required to include its “all earnings and profits amount” in income as a deemed dividend paid by SPAC (Cayman Islands) under Treasury Regulations under Section 367 as a result of the Domestication. Therefore, there can be no assurance that SPAC (Cayman Islands) will indeed have a deficit in earnings and profits on the date of the Domestication.

U.S. Holders Who Own Less Than 10% (By Vote or Value) of SPAC Equity

Subject to the discussion below under the section titled “- PFIC Considerations,” a U.S. Holder whose Existing Shares, on the date of the Domestication, have a fair market value of $50,000 or more and who, on the date of the Domestication, is not a 10% U.S. Shareholder generally will recognize gain (but not loss) with respect to its Existing Shares in the Domestication or, in the alternative, may elect to recognize the “all earnings and profits” amount attributable to such U.S. Holder’s Existing Shares as described below.

Subject to the discussion below under the section titled “- PFIC Considerations,” unless a U.S. Holder makes the “all earnings and profits election” as described below, such U.S. Holder generally must recognize gain (but not loss) with respect to the shares of SPAC (Delaware) Equity received in the Domestication in an amount equal to the excess of the fair market value of such shares of SPAC (Delaware) Equity over the U.S. Holder’s adjusted tax basis in the Existing Shares deemed surrendered in exchange therefor. U.S. Holders who hold different blocks of Existing Shares (generally, Existing Shares purchased or acquired on different dates or at different prices) should consult their tax advisors to determine how the above rules apply to them.

In lieu of recognizing any gain as described in the preceding paragraph, a U.S. Holder may elect to include in income as a deemed dividend paid by SPAC (Cayman Islands) the “all earnings and profits amount” attributable to its Existing Shares under Section 367(b) of the Code. There are, however, strict conditions for making this election. This election must comply with applicable Treasury Regulations and generally must include, among other things:

(i)	a statement that the Domestication is a Section 367(b) exchange (within the meaning of the applicable Treasury Regulations);
(ii)	a complete description of the Domestication;
(iii)	a description of any stock, securities or other consideration transferred or received in the Domestication;
(iv)	a statement describing the amounts required to be taken into account for U.S. federal income tax purposes;
(v)	a statement that the U.S. Holder is making the election that includes (A) a copy of the information that the U.S. Holder received from SPAC (Cayman Islands) establishing and substantiating the U.S. Holder’s “all earnings and profits amount” with respect to the U.S. Holder’s Existing Shares and (B) a representation that the U.S. Holder has notified SPAC (Cayman Islands) or SPAC (Delaware) that the U.S. Holder is making the election; and
(vi)	certain other information required to be furnished with the U.S. Holder’s tax return or otherwise furnished pursuant to the Code or the Treasury Regulations.

In addition, the election must be attached by an electing U.S. Holder to such U.S. Holder’s timely filed U.S. federal income tax return for the year of the Domestication, and the U.S. Holder must send notice of making the election to SPAC (Cayman Islands) or SPAC (Delaware) no later than the date such tax return is filed. In connection with this election, SPAC (Cayman Islands) may in its discretion provide each U.S. Holder eligible to make such an election with information regarding SPAC (Cayman Islands)’s earnings and profits upon written request.

SPAC (Cayman Islands) expects to have a deficit in earnings and profits through the date of the Domestication and if that proves to be the case, U.S. Holders who make this election are not expected to have any income inclusion under Section 367(b) of the Code, provided that the U.S. Holder properly executes the election and complies with the applicable notice requirements. However, as noted above, if it were ultimately determined that SPAC (Cayman Islands) had positive earnings and profits through the date of the Domestication, a U.S. Holder that makes the election described herein could have an “all earnings and profits amount” with respect to its Existing Shares, and thus could be required to include that amount in income as a deemed dividend paid by SPAC (Cayman Islands) under applicable Treasury Regulations as a result of the Domestication.

A U.S. Holder who is not a 10% U.S. Shareholder on the date of the Domestication and whose Existing Shares have a fair market value of less than $50,000 on the date of the Domestication generally should not be required to recognize any gain or loss or include any part of the “all earnings and profits amount” in income under Section 367 of the Code in connection with the Domestication. However, such U.S. Holder may be subject to taxation under the PFIC rules as discussed below under the section titled “- PFIC Considerations.”

EACH U.S. HOLDER IS URGED TO CONSULT ITS TAX ADVISOR REGARDING THE CONSEQUENCES TO IT OF THE WARRANT AMENDMENT PROPOSAL, THE DOMESTICATION INCLUDING THE MAKING AN ELECTION TO INCLUDE IN INCOME THE “ALL EARNINGS AND PROFITS AMOUNT” ATTRIBUTABLE TO ITS EXISTING SHARES UNDER SECTION 367(b) OF THE CODE AND THE APPROPRIATE FILING REQUIREMENTS WITH RESPECT TO SUCH AN ELECTION.

ALL U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE EFFECT OF SECTION 367 OF THE CODE TO THEIR PARTICULAR CIRCUMSTANCES.

PFIC Considerations

Regardless of whether the Domestication qualifies as an F Reorganization (and, if the Domestication qualifies as an F Reorganization, in addition to the discussion under the section titled “- Effects of Section 367 to U.S. Holders of SPAC Equity” above), the Domestication could be a taxable event to U.S. Holders under the PFIC provisions of the Code if SPAC (Cayman Islands) is considered a PFIC. SPAC (Cayman Islands) believes it was a PFIC for its most recent taxable years ended on December 31, 2023 and December 31, 2024, and thus it is expected to be treated as a PFIC for the taxable year of the domestication.

Definition of a PFIC

A foreign (i.e., non-U.S.) corporation will be classified as a PFIC for U.S. federal income tax purposes if either (i) at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income or (ii) at least 50% of its assets in a taxable year (generally determined based on fair market value and averaged quarterly over the year), including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business received from unrelated persons) and gains from the disposition of passive assets. The determination of whether a foreign corporation is a PFIC is made annually. Pursuant to a “startup exception,” a foreign corporation will not be a PFIC for the first taxable year the foreign corporation has gross income (the “startup year”) if (1) no predecessor of the foreign corporation was a PFIC; (2) the foreign corporation satisfies the IRS that it will not be a PFIC for either of the first two taxable years following the startup year; and (3) the foreign corporation is not in fact a PFIC for either of those years.

PFIC Status of SPAC (Cayman Islands)

Based upon the composition of its income and assets and the manner in which it operates its business, SPAC (Cayman Islands) believes it was a PFIC for its most recent taxable years ended on December 31, 2023 and December 31, 2024, and thus it is expected to be treated as a PFIC with respect to U.S. Holders of SPAC (Cayman Islands) Equity for the taxable year of the Domestication.

Effects of PFIC Rules on Redeeming U.S. Holders

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a Redeeming U.S. Holder of our shares, rights or warrants and, in the case of our shares, the Redeeming U.S. Holder did not make either a timely QEF election for our first taxable year as a PFIC in which the Redeeming U.S. Holder held (or was deemed to hold) shares or a timely “mark to market” election, in each case as described below, such holder generally will be subject to special rules with respect to:

•	any gain recognized by the Redeeming U.S. Holder on the sale or other disposition of its shares, rights or warrants (which would include the redemption, if such redemption is treated as a sale under the rules discussed under the heading “- Effects to Non-U.S. Holders of Exercising Redemption Rights,” above; and
•	any “excess distribution” made to the Redeeming U.S. Holder (generally, any distributions to such Redeeming U.S. Holder during a taxable year of the Redeeming U.S. Holder that are greater than 125% of the average annual distributions received by such Redeeming U.S. Holder in respect of the shares during the three preceding taxable years of such Redeeming U.S. Holder or, if shorter, such Redeeming U.S. Holder’s holding period for the shares), which may include the redemption to the extent such redemption is treated as a distribution under the rules discussed under the heading “- Effects to Non-U.S. Holders of Exercising Redemption Rights,” above.

Under these special rules:

•	the Redeeming U.S. Holder’s gain will be allocated ratably over the Redeeming U.S. Holder’s holding period for such Redeeming U.S. Holder’s SPAC (Cayman Islands) Equity;
•	the amount of gain allocated to the Redeeming U.S. Holder’s taxable year in which the Redeeming U.S. Holder recognized the gain, or to the period in the Redeeming U.S. Holder’s holding period before the first day of the first taxable year in which SPAC (Cayman Islands) was a PFIC, will be taxed as ordinary income;
•	the amount of gain allocated to other taxable years (or portions thereof) of the Redeeming U.S. Holder and included in such Redeeming U.S. Holder’s holding period would be taxed at the highest tax rate in effect for that year and applicable to the Redeeming U.S. Holder; and
•	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the Redeeming U.S. Holder in respect of the tax attributable to each such other taxable year (described in the third bullet above) of such Redeeming U.S. Holder.

A Redeeming U.S. Holder may avoid the PFIC tax consequences described above by making a timely QEF Election (as noted above and if eligible to do so) to include in income its pro rata share SPAC’s net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the Redeeming U.S. Holder in which or with which SPAC’s taxable year ends. In general, a QEF Election must be made on or before the due date (including extensions) for filing such Redeeming U.S. Holder’s tax return for the taxable year for which the election relates. A Redeeming U.S. Holder may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge. The QEF Election is as defined and discussed below under the heading “- QEF Election and Mark-to-Market Election.”

Absent a QEF Election (or a QEF Election along with a purging election) or a MTM Election (as described below), the redemption could be a taxable event under the PFIC rules and a Redeeming U.S. Holder’s gain, if any, would be taxed under the PFIC rules in the manner set forth above.

Effects of PFIC Rules on the Domestication

Even if the Domestication qualifies as an F Reorganization, Section 1291(f) of the Code requires that, to the extent provided in Treasury Regulations, a U.S. person who disposes of stock of a PFIC (which, under proposed Treasury Regulations may include a U.S. person exchanging warrants of a PFIC for newly issued warrants in connection with a redomiciliation transaction) recognizes gain notwithstanding any other provision of the Code. No final Treasury Regulations are currently in effect under Section 1291(f) of the Code. However, proposed Treasury Regulations under Section 1291(f) of the Code have been promulgated with a retroactive effective date. If finalized in their current form, those proposed Treasury Regulations would require gain recognition to U.S. Holders of SPAC (Cayman Islands) Equity as a result of the Domestication if:

(i)	SPAC (Cayman Islands) was classified as a PFIC at any time during such U.S. Holder’s holding period in such SPAC (Cayman Islands) Equity; and
(ii)	the U.S. Holder had not timely made (a) a QEF Election (as defined below) for the first taxable year in which the U.S. Holder owned such Existing Shares or in which SPAC (Cayman Islands) was a PFIC, whichever is later (or a QEF Election along with a purging election), or (b) a MTM Election (as defined below) with respect to such Existing Shares. Currently, applicable Treasury Regulations provide that neither a QEF Election nor a MTM Election can be made with respect to warrants of a PFIC, as further described below.

The tax on any such recognized gain would be imposed based on a complex set of computational rules designed to offset the tax deferral with respect to the undistributed earnings of SPAC (Cayman Islands). Under these rules:

•	the U.S. Holder’s gain will be allocated ratably over the U.S. Holder’s holding period for such U.S. Holder’s SPAC (Cayman Islands) Equity;
•	the amount of gain allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain, or to the period in the U.S. Holder’s holding period before the first day of the first taxable year in which SPAC (Cayman Islands) was a PFIC, will be taxed as ordinary income;
•	the amount of gain allocated to other taxable years (or portions thereof) of the U.S. Holder and included in such U.S. Holder’s holding period would be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and
•	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder in respect of the tax attributable to each such other taxable year (described in the third bullet above) of such U.S. Holder.

In addition, the proposed Treasury Regulations provide coordinating rules with Section 367(b) of the Code, whereby, if the gain recognition rule of the proposed Treasury Regulations discussed in the preceding paragraph applies to a disposition of PFIC stock that results from a transfer with respect to which Section 367(b) of the Code requires the U.S. Holder to recognize gain or include an amount in income as a deemed dividend deemed paid by SPAC (Cayman Islands), the gain realized on the transfer is taxable under the rules described in the preceding paragraph, and the excess, if any, of the amount to be included in income under Section 367(b) of the Code over the gain realized is taxable as provided under Section 367(b) of the Code. See the discussion above under the section titled “- Effects of Section 367 to U.S. Holders of SPAC Equity.”

It is difficult to predict whether, in what form and with what effective date, final Treasury Regulations under Section 1291(f) of the Code may be adopted or how any such final Treasury Regulations would apply. If the proposed regulations under Section 1291(f) were finalized in the current form, U.S. Holders of Existing Shares that have not made a timely and effective QEF Election (or a QEF Election along with a purging election) or a MTM Election (each as defined below) (a “Non-Electing Shareholder”) may be subject to taxation under the PFIC rules on the Domestication with respect to their SPAC (Cayman Islands) Equity in the manner set forth above.

Any gain recognized by a Non-Electing Shareholder of Existing Shares as a result of the Domestication pursuant to PFIC rules would be taxable income to such U.S. Holder, taxed under the PFIC rules in the manner set forth above, with no corresponding receipt of cash.

As noted above, absent a QEF Election (or a QEF Election along with a purging election) or a MTM Election, the Domestication could be a taxable event under the PFIC rules regardless of whether the Domestication qualifies as an F Reorganization if SPAC (Cayman Islands) is considered a PFIC. If the Domestication fails to qualify as an F Reorganization, absent a QEF Election (or a QEF Election along with a purging election) or a MTM Election, a U.S. Holder’s gain, if any, would be taxed under the PFIC rules in the manner set forth above.

ALL U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE EFFECTS OF THE PFIC RULES ON THE DOMESTICATION, INCLUDING THE IMPACT OF ANY PROPOSED OR FINAL TREASURY REGULATIONS.

QEF Election and Mark-to-Market Election

The impact of the PFIC rules on a U.S. Holder of Existing Shares will depend on whether the U.S. Holder has made a timely and effective election to treat SPAC (Cayman Islands) as a “qualified electing fund” under Section 1295 of the Code for the taxable year that is the first year in the U.S. Holder’s holding period of Existing Shares during which SPAC (Cayman Islands) qualified as a PFIC (a “QEF Election”) or, if in a later taxable year, the U.S. Holder made a QEF Election along with a purging election. A purging election creates a deemed sale of the U.S. Holder’s Existing Shares at their then fair market value and requires the U.S. Holder to recognize gain pursuant to the purging election subject to the special PFIC tax and interest charge rules described above. As a result of any such purging election, the U.S. Holder would increase the adjusted tax basis in its Existing Shares by the amount of the gain recognized and, solely for purposes of the PFIC rules, would have a new holding period in its Existing Shares. U.S. Holders are urged to consult their tax advisors as to the application of the rules governing purging elections to their particular circumstances.

A U.S. Holder that made a timely and effective QEF Election (or a QEF Election along with a purging election) or a MTM Election (an “Electing Shareholder”) generally would not be subject to the adverse PFIC rules discussed above with respect to its Existing Shares. As a result, such an Electing Shareholder generally should not recognize gain or loss as a result of the Domestication except to the extent described under “- Effects of Section 367 to U.S. Holders of SPAC Equity” and subject to the discussion above under “- Tax Effects of the Domestication to U.S. Holders.” If an Electing Shareholder has made a QEF Election, it would instead include annually in gross income its pro rata share of the ordinary earnings and net capital gain of SPAC (Cayman Islands), whether or not such amounts are actually distributed.

The impact of the PFIC rules on a U.S. Holder of Existing Shares may also depend on whether the U.S. Holder has made a mark-to-market election under Section 1296 of the Code. U.S. Holders who hold (actually or constructively) stock of a foreign corporation that is classified as a PFIC may annually elect to mark such stock to its market value if such stock is “marketable stock,” generally, stock that is regularly traded on a national securities exchange that is registered with the SEC, including Nasdaq (a “MTM Election”). No assurance can be given that the Existing Shares are considered to be marketable stock for purposes of the MTM Election or whether the other requirements of this election are satisfied. If such an election is available and has been made, such U.S. Holders generally will not be subject to the special taxation rules of Section 1291 of the Code discussed herein with respect to their Existing Shares in connection with the Domestication or otherwise. Instead, in general, the U.S. Holder will include as ordinary income each year the excess, if any, of the fair market value of its Existing Shares at the end of its taxable year over its adjusted basis in its Existing Shares. The U.S. Holder also will recognize an ordinary loss in respect of the excess, if any, of its adjusted basis in its Existing Shares over the fair market value of its Existing Shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the MTM Election). The U.S. Holder’s basis in its Existing Shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of its Existing Shares will be treated as ordinary income. However, if the MTM Election is not made by a U.S. Holder with respect to the first taxable year of its holding period for the PFIC stock, then the Section 1291 rules discussed above will apply to certain dispositions of, distributions on and other amounts taxable with respect to Existing Shares, including in connection with the Domestication.

THE RULES DEALING WITH PFICS ARE VERY COMPLEX AND ARE IMPACTED BY VARIOUS FACTORS IN ADDITION TO THOSE DESCRIBED ABOVE, INCLUDING THE APPLICATION OF THE RULES ADDRESSING OVERLAPS IN THE PFIC RULES AND THE SECTION 367(b) RULES AND THE RULES RELATING TO CONTROLLED FOREIGN CORPORATIONS. ALL U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE CONSEQUENCES TO THEM OF THE PFIC RULES, INCLUDING, WITHOUT LIMITATION, WHETHER A QEF ELECTION (OR A QEF ELECTION ALONG WITH A PURGING ELECTION), A MTM ELECTION OR ANY OTHER ELECTION IS AVAILABLE AND WHETHER AND HOW ANY OVERLAP RULES APPLY, AND THE CONSEQUENCES TO THEM OF ANY SUCH ELECTION OR OVERLAP RULE AND THE IMPACT OF ANY PROPOSED OR FINAL PFIC TREASURY REGULATIONS.

Tax Effects of the Mergers to U.S. Holders

Subject to the discussion below regarding the SPAC Warrants and the Assumed SPAC Warrants, The Mergers, together with the PIPE Offering, are intended to be characterized as a transaction qualifying under Section 351 of the Code. U.S. Holders should not recognize gain or loss for U.S. federal income tax purposes upon receipt of PubCo Class A Common Stock or PubCo Class B Common Stock in exchange for SPAC Class A Common Stock, SPAC Class B Common Stock, Company Common Units (other than any Company Incentive Units), Company Preferred Units or Company Incentive Units, as applicable. The aggregate tax basis in the PubCo Class A Common Stock or PubCo Class B Common Stock received in the Mergers will equal each U.S. holder’s aggregate tax basis in the SPAC Class A Common Stock, SPAC Class B Common Stock, Company Common Units (other than any Company Incentive Units), Company Preferred Units or Company Incentive Units, as applicable. A U.S. holder’s holding period for the PubCo Class A Common Stock and PubCo Class B Common Stock that are received in the Mergers will include such U.S. holder’s holding period in the SPAC Class A Common Stock, SPAC Class B Common Stock, Company Common Units, or Company Preferred Units surrendered.

Certain U.S. Holders who receive PubCo Class A Common Stock or PubCo Class B Common Stock as a result of the Mergers may be required to report certain information to the IRS on such U.S. Holders’ U.S. federal income tax returns for the year in which the Mergers take place and to retain certain records related to the Mergers.

The IRS could challenge a U.S. Holder’s treatment of the Mergers, together with the PIPE Offering, as a transaction qualifying under Section 351 of the Code. If this treatment were successfully challenged, then the Mergers would be treated as a taxable transaction. In that case, a U.S. Holder would recognize gain or loss in an amount equal to the difference, if any, between (i) the fair market value (expressed in U.S. dollars) of the PubCo Class A Common Stock and PubCo Class B Common Stock received pursuant to the Mergers and (ii) the adjusted tax basis (expressed in U.S. dollars) of such U.S. Holder in the SPAC Class A Common Stock, SPAC Class B Common Stock, Company Common Units, or Company Preferred Units exchanged therefor. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if such common stock exchanged is held for more than one year. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. Deductions for capital losses are subject to complex limitations under the Code.

The Receipt of SPAC Warrants and Assumed SPAC Warrants

The Mergers, together with the PIPE Investment, are intended to be characterized as a transaction qualifying under Section 351 of the Code, and not as a reorganization pursuant to Section 368 of the Code. As a result of not qualifying as a reorganization pursuant to Section 368 of the Code, an exchange of SPAC Delaware Warrants for Assumed SPAC Warrants will be a taxable exchange.

A U.S. Holder of only SPAC Delaware Warrants would realize and recognize gain or loss in such exchange in an amount equal to the difference between the fair market value of Assumed SPAC Warrants received by such U.S. Holder in the Mergers and such U.S. Holder’s aggregate adjusted tax basis in the SPAC Delaware Warrants exchanged. If such U.S. Holder surrenders both SPAC (Delaware) Equity and SPAC Delaware Warrants in the Mergers in exchange for both (i) PubCo Class A Common Stock or PubCo Class B Common Stock, and (ii) Assumed SPAC Warrants, such U.S. Holder should be required to recognize gain (but not loss) in an amount equal to the lesser of (a) the amount of gain realized by such U.S. Holder (generally, the excess of (x) the sum of the fair market value of the PubCo Class A Common Stock, PubCo Class B Common Stock, and the Assumed SPAC Warrants over (y) such U.S. Holder’s aggregate adjusted tax basis in the SPAC (Delaware) Equity and the SPAC Warrants) and (b) the fair market value of the Assumed SPAC Warrants received by such U.S. Holder in such exchange. As a result of such an exchange, such U.S. Holder should have a tax basis in the PubCo Class A Common Stock or PubCo Class B Common Stock equal to the tax basis in the SPAC (Delaware) Equity and SPAC Delaware Warrants surrendered, plus any gain recognized in the exchange, less the fair market value of the Assumed SPAC Warrants received. In addition, such U.S. Holder’s tax basis in the Assumed SPAC Warrants should be the fair market value determined on the date of the Initial Merger. The holding period for the PubCo Class A Common Stock and PubCo Class B Common Stock should include the period during which the U.S. Holder held its SPAC (Delaware) Equity, and the holding period for the Assumed SPAC Warrants should start on the day after the Initial Merger.

In the event that the Mergers, together with the PIPE Offering, do not qualify as a non-recognition transaction pursuant to Section 351 of the Code, the Initial Merger will be treated as a taxable sale or exchange of SPAC Delaware Warrants or SPAC Delaware Warrants and SPAC (Delaware Equity), as may be applicable to any particular U.S. Holder, by U.S. Holders in exchange for Assumed SPAC Warrants or Assumed SPAC Warrants and PubCo Class A Common Stock or PubCo Class B Common Stock, as may be applicable. In such case, the same rules as described above in the section titled “- U.S. Holders -  Tax Effects of the Mergers to U.S. Holders,” describing U.S. federal income tax consequences in the event that the Mergers do not qualify as a non-recognition transaction pursuant to Section 351 of the Code, will apply to U.S. Holders.

U.S. Holders of SPAC Warrants (and ultimately SPAC Delaware Warrants) are strongly urged to consult with their tax advisors regarding the treatment of their warrants in connection with the Initial Merger.

Tax Consequences of the Ownership and Disposition of PubCo Class A Common Stock or PubCo Class B Common Stock to U.S. Holders

Taxation of Distributions on PubCo Class A Common Stock and PubCo Class B Common Stock

In the event of any future distributions (or deemed distributions) with respect to PubCo Class A Common Stock or PubCo Class B Common Stock (or deemed distributions), such distributions generally will constitute a dividend for U.S. federal income tax purposes to the extent paid from PubCo’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in PubCo Class A Common Stock or PubCo Class B Common Stock, as applicable. Any remaining excess will be treated as gain realized on the sale or other disposition of PubCo Class A Common Stock or PubCo Class B Common Stock, as applicable, and will be treated as described below under the section titled “U.S. Holders - Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of PubCo Class A Common Stock, PubCo Class B Common Stock, or Assumed SPAC Warrants.”

Dividends paid to a U.S. Holder that is a taxable corporation generally will qualify for the dividends received deduction if the requisite holding period is satisfied. With certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), and provided certain holding period requirements are met, dividends paid to a non-corporate U.S. Holder generally will constitute “qualified dividends” that will be subject to tax at the maximum tax rate accorded to long-term capital gains. It is unclear whether the redemption rights with respect to PubCo Class A Common Stock or PubCo Class B Common Stock may prevent a U.S. Holder from satisfying the applicable holding period requirements with respect to the dividends received deduction or the preferential tax rate on qualified dividend income, as the case may be.

Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of PubCo Class A Common Stock, PubCo Class B Common Stock, or Assumed SPAC Warrants

In the event of any future sale or other taxable disposition of PubCo Class A Common Stock, PubCo Class B Common Stock, or Assumed SPAC Warrants a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition and (ii) the U.S. Holder’s adjusted tax basis in PubCo Class A Common Stock, PubCo Class B Common Stock, or Assumed SPAC Warrants so disposed of. A U.S. Holder’s adjusted tax basis in PubCo Class A Common Stock, PubCo Class B Common Stock, or Assumed SPAC Warrants generally will equal the U.S. Holder’s acquisition cost less any prior distributions paid (or deemed paid) to such U.S. Holder treated as a return of capital. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for the PubCo Class A Common Stock, PubCo Class B Common Stock, or Assumed SPAC Warrants so disposed of exceeds one year. Long-term capital gains recognized by non-corporate U.S. Holders will be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations.

Exercise or Lapse of Assumed SPAC Warrants Following the Mergers

Except as discussed below with respect to the cashless exercise of an Assumed Warrant, a U.S. Holder generally will not recognize gain or loss upon the acquisition of shares of PubCo Class A Common Stock or PubCo Class B Common Stock on the exercise of Assumed SPAC Warrants for cash. A U.S. Holder’s adjusted tax basis in PubCo Class A Common Stock or PubCo Class B Common Stock received upon exercise of the Assumed Warrant generally will be an amount equal to the sum of the U.S. Holder’s tax basis in the warrant exchanged therefor and the exercise price. The U.S. Holder’s holding period for the shares of PubCo Class A Common Stock or PubCo Class B Common Stock received upon exercise of the Assumed Warrant will begin on the date following the date of exercise (or possibly the date of exercise) of the Assumed Warrant and will not include the period during which the U.S. Holder held the Assumed Warrant. If an Assumed Warrant is allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to such holder’s tax adjusted basis in the Assumed Warrant.

The tax consequences of a cashless exercise of an Assumed Warrant are not clear under current tax law. A cashless exercise may be tax-deferred, either because (i) the exercise is not a gain or loss realization event (a “non-realization event”) or (ii) the exercise is treated as a recapitalization for U.S. federal income tax purposes. In case of either non-realization event or recapitalization, a U.S. Holder’s adjusted tax basis in the PubCo Class A Common Stock or PubCo Class B Common Stock received would equal such holder’s adjusted tax basis in the Assumed SPAC Warrants exercised therefore. If the cashless exercise were treated a non-realization event, a U.S. Holder’s holding period in the shares of PubCo Class A Common Stock or PubCo Class B Common Stock would be treated as commencing on the date following the date of exercise (or possibly the date of exercise) of the Assumed SPAC Warrants. If the cashless exercise were treated as a recapitalization, the holding period in the shares of PubCo Class A Common Stock or PubCo Class B Common Stock would include the holding period of the Assumed SPAC Warrants exercised therefore.

It is also possible that a cashless exercise of an Assumed Warrant could be treated in part as a taxable exchange in which gain or loss would be recognized. In such event, a U.S. Holder would recognize gain or loss with respect to the portion of the exercised Assumed SPAC Warrants treated as surrendered to pay the exercise price of the Assumed SPAC Warrants (the “surrendered warrants”). The U.S. Holder would recognize capital gain or loss with respect to the surrendered warrants in an amount generally equal to the difference between (i) the fair market value of the shares of PubCo Class A Common Stock or PubCo Class B Common Stock that would have been received with respect to the surrendered warrants in a regular exercise of the Assumed SPAC Warrants and (ii) the sum of the U.S. Holder’s adjusted tax basis in the surrendered warrants and the aggregate cash exercise price of such warrants (if they had been actually exercised for cash). In this case, a U.S. Holder’s adjusted tax basis in the shares of PubCo Class A Common Stock or PubCo Class B Common Stock received would equal the U.S. Holder’s adjusted tax basis in the Assumed SPAC Warrants exercised plus (or minus) the gain (or loss) recognized with respect to the surrendered warrants. A U.S. Holder’s holding period for the shares of PubCo Class A Common Stock or PubCo Class B Common Stock would commence on the date following the date of exercise (or possibly the date of exercise) of the Assumed SPAC Warrants.

Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise of warrants, there can be no assurance which, if any, of the alternative tax consequences described above would be adopted by the IRS or a court of law. Accordingly, U.S. Holders should consult their tax advisors regarding the tax consequences of a cashless exercise of the Assumed SPAC Warrants.

NON-U.S. HOLDERS

As used herein, a “Non-U.S. Holder” is a beneficial owner of a SPAC (Cayman Islands) Equity who or that is, for U.S. federal income tax purposes:

•	a non-resident alien individual, other than certain former citizens and residents of the United States subject to U.S. tax as expatriates;
•	a foreign corporation; or
•	an estate or trust that is not a U.S. Holder.

Effects to Non-U.S. Holders of the Redemption of SPAC Cayman Warrants pursuant to the Warrant Amendment Proposal

A Non-U.S. Holder’s exchange of SPAC Cayman Warrants for shares of SPAC Class A Ordinary Shares pursuant to the Warrant Amendment Proposal should generally have the same tax consequences as described above for U.S. Holders. Subject to the exceptions set forth below under “—Effects to Non-U.S. Holders of Exercising Redemption Rights,” assuming a Non-U.S. Holder is not engaged in the conduct of a trade or business within the U.S., capital gain or loss a Non-U.S. Holder recognizes with respect to the receipt of cash or SPAC Class A Ordinary Shares should not be subject to U.S. federal income tax, and a Non-U.S. Holder should not be required to make any U.S. federal income tax filings solely on account of the redemption of SPAC Cayman Warrants for cash or SPAC Class A Ordinary Shares.

Effects to Non-U.S. Holders of Exercising Redemption Rights

This section is addressed to Redeeming Non-U.S. Holders (as defined below) of SPAC’s shares and/or SPAC Warrants that elect to have their shares redeemed for cash and whose SPAC Cayman Warrants are not redeemed for SPAC Class A Ordinary Shares and cash pursuant to the Warrant Amendment Proposal. For purposes of this discussion, a “Redeeming Non-U.S. Holder” is a beneficial owner (other than a partnership or entity treated as a partnership for U.S. federal income tax purposes) that so redeems its shares and is not a Redeeming U.S. Holder.

Any Redeeming Non-U.S. Holder will not be subject to U.S. federal income tax on any capital gain recognized as a result of the exchange unless:

(i)	the income or gain is effectively connected with the conduct by the Redeeming Non-U.S. Holder of a trade or business within the United States (and, under certain income tax treaties, is attributable to a United States permanent establishment or fixed base maintained by the Redeeming Non-U.S. Holder); or
(ii)	such Redeeming Non-U.S. Holder is an individual who was present in the United States for 183 days or more in the taxable year of such disposition and certain other requirements are met.

Effects of the Domestication to Non-U.S. Holders

The Domestication is not expected to result in any U.S. federal income tax consequences to Non-U.S. Holders of SPAC (Cayman Islands) Equity.

Effects of the Mergers to Non-U.S. Holders

The Mergers, together with the PIPE Investment, are intended to be characterized as a transaction qualifying under Section 351 of the Code. The receipt of PubCo Class A Common Stock and PubCo Class B Common Stock as part of the Mergers will not be a taxable transaction to Non-U.S. Holders for U.S. federal income tax purposes.

The IRS could challenge a Non-U.S. Holder’s treatment of the Mergers, together with the PIPE Investment, as a transaction qualifying under Section 351 of the Code. If this treatment were successfully challenged, then the Mergers would be treated as a taxable transaction. In that case, a Non-U.S. Holder would generally not recognize gain or loss for U.S. federal income tax purposes unless: (i) gain with respect to the SPAC (Delaware) Equity, Company Common Units, or Company Preferred Units transferred in the Mergers is effectively connected with such Non-U.S. holder’s conduct of a trade or business in the United States; or (ii) in the case of gain realized by an individual Non-U.S. holder, such Non-U.S. holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

The following describes U.S. federal income tax considerations relating to the ownership and disposition of PubCo Class A Common Stock and PubCo Class B Common Stock (referred to in this section as “PubCo Common Stock”) by a Non-U.S. Holder after the Mergers.

The Receipt of Warrants in the Domestication or Mergers

U.S. federal income tax consequences to Non-U.S. Holders as a result of the Mergers with respect to SPAC will be the same as to the U.S. Holders as described in the section titled “- U.S. Holders - Effects of the Domestication to Non-U.S. Holders,” except, if any gain or loss is required to be recognized with respect to the receipt Assumed SPAC Warrants, such gain or loss will be subject to the rules described above in the sections titled “- Non-U.S. Holders - Effects of the Mergers to Non-U.S. Holders” “- Non-U.S. Holders - Effects of the Mergers to Non-U.S. Holders” and describing U.S. federal income tax consequences in the event that the Mergers do not qualify as a non-recognition transaction pursuant to Section 351 of the Code. In addition, the rules described below regarding PubCo’s status as a United States real property holding corporation are equally applicable to non-U.S. Holders of only Assumed SPAC Warrants or PubCo Class A Common Stock or PubCo Class B Common Stock.

Actual and Constructive Distributions on PubCo Common Stock

In general, any distributions (including constructive distributions, but not including certain distributions of shares or rights to acquire PubCo Common Stock) made to a Non-U.S. Holder of PubCo Common Stock, to the extent paid out of PubCo’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles), will constitute U.S. source dividends for U.S. federal income tax purposes and, provided such dividends are not effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States, PubCo or other applicable withholding agent will be required to withhold tax from the gross amount of the dividend at a rate of 30%, unless such Non-U.S. Holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (usually on IRS Form W-8BEN or W-8BEN-E). Any distribution not constituting a dividend will be treated first as reducing (but not below zero) the Non-U.S. Holder’s adjusted tax basis in its shares of PubCo Common Stock and, to the extent such distribution exceeds the Non-U.S. Holder’s adjusted tax basis, as gain realized from the sale or other disposition of the PubCo Common Stock, which will be treated as described under “- Sale, Taxable Exchange or Other Taxable Disposition of PubCo Common Stock” below.

Sale, Taxable Exchange or Other Taxable Disposition of PubCo Common Stock

A Non-U.S. Holder generally will not be subject to U.S. federal income tax (including withholding of U.S. federal income tax) in respect of gain recognized on a sale, taxable exchange or other taxable disposition of its PubCo Common Stock, unless:

(i)	the gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business within the United States (and, under certain income tax treaties, is attributable to a United States permanent establishment or fixed base maintained by the Non-U.S. Holder); or
(ii)	such Non-U.S. Holder is an individual who was present in the United States for 183 days or more in the taxable year of such disposition and certain other requirements are met; and
(iii)	PubCo is or has been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of sale or other exchange or the period that the Non-U.S. Holder held PubCo Common Stock and, in the case where the class of PubCo Common Stock is considered to be regularly traded on an established securities market, the Non-U.S. Holder has owned, directly or constructively, more than five percent (5%) of that class of PubCo Common Stock, as applicable, at any time within the shorter of the five-year period ending on the date of the sale or other disposition or such Non-U.S. Holder’s holding period for the shares of PubCo Common Stock.

Unless an applicable treaty provides otherwise, gain described in the first bullet point above will be subject to tax at generally applicable U.S. federal income tax rates as if the Non-U.S. Holder were a U.S. resident. Any gains described in the first bullet point above of a corporate Non-U.S. Holder may also be subject to an additional “branch profits tax” at a thirty percent (30%) rate (or a lower applicable income tax treaty rate). If the second bullet point applies to a Non-U.S. Holder, such Non-U.S. Holder will be subject to U.S. tax on such Non-U.S. Holder’s net capital gain for such year (including any gain realized in connection with the redemption) at a tax rate of thirty percent (30%).

If the third bullet point above applies to a Non-U.S. Holder, gain recognized by such holder will be subject to tax at generally applicable U.S. federal income tax rates. In addition, U.S. federal withholding at a rate of fifteen percent (15%) of the amount realized upon such sale or other exchange may apply, unless shares of PubCo Common Stock, as applicable, are considered regularly traded on an established securities market. Whether PubCo is a “United States real property holding corporation” is fact specific and depends on the composition of its assets. PubCo does not expect that it would be a “United States real property holding corporation” immediately after the Mergers are completed and/or for the foreseeable future. Due to the factual nature of the determination, no assurance can be provided as to whether PubCo would be or would not be treated as a “United States real property holding corporation” in any future year.

Exercise or Lapse of Assumed SPAC Warrants Following the Mergers

The U.S. federal income tax treatment of a Non-U.S. Holder’s exercise of an Assumed Warrant, or the lapse of an Assumed Warrant held by a Non-U.S. Holder, generally will correspond to the U.S. federal income tax treatment of the exercise or lapse of a warrant by a U.S. Holder, as described under “- U.S. Holders - Exercise or Lapse of Assumed SPAC Warrants Following the Mergers,” above, although to the extent a cashless exercise results in a taxable exchange, the consequences would be similar to those described under “- Non-U.S. Holders - Sale, Taxable Exchange or Other Taxable Disposition of PubCo Common Stock” above.

NON-U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE TAX CONSEQUENCES TO THEM OF THE POSSIBILITY OF PUBCO’S STATUS AS UNITED STATES REAL PROPERTY HOLDING CORPORATION.

Information Reporting Requirements and Backup Withholding

Information returns will be filed with the IRS in connection with payments of dividends on and the proceeds from a sale or other disposition of PubCo Common Stock (if any). A Non-U.S. Holder may have to comply with certification procedures to avoid such information reporting and backup withholding requirements. The certification procedures required to claim a reduced rate of withholding under a treaty generally will satisfy the certification requirements necessary to avoid backup withholding as well. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a Non-U.S. Holder may be allowed as a credit against such Non-U.S. Holder’s U.S. federal income tax liability and may entitle such Non-U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

Foreign Account Tax Compliance Act

Sections 1471 through 1474 of the Code and the Treasury Regulations and administrative guidance promulgated thereunder (commonly referred to as “FATCA”) impose withholding of thirty percent (30%) on payments of dividends (including constructive dividends) on PubCo Common Stock to “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied by, or an exemption applies to, the payee (typically certified as to by the delivery of a properly completed IRS Form W-8BEN or W-8BEN-E). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Under certain circumstances, a Non-U.S. Holder might be eligible for refunds or credits of such withholding taxes, and a Non-U.S. Holder might be required to file a U.S. federal income tax return to claim such refunds or credits. Withholding under FATCA was scheduled to apply to payments of gross proceeds from the sale or other disposition of property that produces U.S.-source interest or dividends beginning on January 1, 2019, but on December 13, 2018, the IRS released proposed regulations that, if finalized in their proposed form, would eliminate the obligation to withhold on gross proceeds. Such proposed regulations also delayed withholding on certain other payments received from other foreign financial institutions that are allocable, as provided for under final Treasury Regulations, to payments of U.S.-source dividends, and other fixed or determinable annual or periodic income. Although these proposed Treasury Regulations are not final, taxpayers generally may rely on them until final Treasury Regulations are issued. Non-U.S. Holders should consult their tax advisors regarding the effects of FATCA on their ownership and disposition of PubCo Common Stock.

Additional Information and Where to Find It

In connection with the proposed Business Combination, the Company previously filed the Registration Statement, which included a preliminary proxy statement/prospectus, and other materials with the SEC. Haymaker files reports, proxy statements, and other information with the SEC as required by the Exchange Act. YOU ARE URGED TO READ THE REGISTRATION STATEMENT, INCLUDING THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION. You can read Haymaker’s SEC filings, including this proxy statement/prospectus, over the Internet at the SEC’s website at http://www.sec.gov.

If you would like additional copies of this Supplement or if you have questions about the Business Combination or the proposals to be presented at the Shareholder Meeting or the Warrantholder Meeting, you should contact Haymaker’s proxy solicitation agent at the following address and telephone number:

Sodali & Co.
430 Park Avenue, 14th Floor
New York, New York 10022
Stockholders Call Toll-Free in North America: (800) 662-5200
Outside of North America Call Collect: (203) 658-94000
E-mail: HYAC@investor.sodali.com.

If you are a Haymaker shareholder and would like to request documents, please do so by March 9, 2026, in order to receive them before the Shareholder Meeting. If you request any documents from Haymaker, Haymaker will mail them to you by first class mail, or another equally prompt means.

All information included in this Supplement relating to Haymaker has been supplied by Haymaker, and all such information relating to Suncrete has been supplied by Suncrete. Information provided by either Haymaker or Suncrete does not constitute any representation, estimate, or projection of any other party.

Neither Haymaker nor Suncrete has authorized anyone to give any information or make any representation about the Business Combination or their companies that is different from, or in addition to, that included herein. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you. The information included in this Supplement speaks only as of the date hereof unless the information specifically indicates that another date applies.

Haymaker has engaged Sodali & Co. (“Sodali”) to assist in the proxy solicitation process. Haymaker has agreed to pay Sodali a fee of $22,500 plus disbursements. Haymaker will reimburse Sodali for reasonable out-of-pocket expenses and will indemnify Sodali and its affiliates against certain claims, liabilities, losses, damages, and expenses. Sodali’s services to Haymaker as its proxy solicitor in connection with the Warrant Amendment are ministerial in nature and involve no recommendation with respect to the proposed exchange or encouragement to vote in a particular manner.

Any warrants represented at the Warrantholder Meeting and voted by proxy cards or voting instructions on the Warrant Amendment Proposal will be voted with respect to the approval of the Warrant Amendment as revised and described in this Supplement. If you previously returned a proxy card or voting instruction form in connection with the Warrantholder Meeting scheduled for March 13, 2026, your proxy or voting instruction remains valid and your warrants will be voted at the meeting unless you submit a new proxy card or voting instruction form. This Supplement modifies the language of “Warrantholder Proposal No. 1 – The Warrant Amendment Proposal”, as described above, and we are providing you with a new proxy card, or you may be provided with a new voting instruction form by your broker, bank or nominee, to give you the opportunity to reconsider your vote in light of these changes. If you wish to change your vote and hold your Warrants in record form, you may return the enclosed proxy card or submit your proxy by following the instructions contained in the Proxy Statement/Prospectus and on your proxy card. If you submit a new proxy card, it will revoke any proxy card you previously submitted. The new proxy card with the latest date will be the one that is counted. If you do not submit a new proxy card, your original proxy card will be voted in accordance with the instructions you previously provided. If you have already voted and do not wish to change your vote, you do not need to take any action.

This Supplement is not complete without, and may not be utilized except in connection with, the Proxy Statement/Prospectus, including any supplements and amendments thereto. Any information in the Proxy Statement/Prospectus that is modified or superseded by the information in this Supplement shall not be deemed to constitute a part of the Proxy Statement/Prospectus except as modified or superseded by this Supplement. This Supplement should be read in conjunction with the Proxy Statement/Prospectus, and if there is any inconsistency between the information in the Proxy Statement/Prospectus and this Supplement, you should rely on the information in this Supplement.

You should read carefully and in their entirety this Supplement and the Proxy Statement/Prospectus and all accompanying annexes and exhibits before voting at the Shareholder Meeting or the Warrantholder Meeting. In particular, you should review and consider carefully the matters discussed under the heading “Risk Factors” beginning on page 50 of the Proxy Statement/Prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS SUPPLEMENT OR THE PROXY STATEMENT/PROSPECTUS, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS SUPPLEMENT OR THE PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

This Supplement to the Proxy Statement/Prospectus is dated March 6, 2026.

Annex I

AMENDMENT NO. 1 TO

WARRANT AGREEMENT

THIS AMENDMENT NO. 1 TO WARRANT AGREEMENT (this “Amendment”), made as of [•], 2026, by and between Haymaker Acquisition Corp. 4, a Cayman Islands exempted company (the “Company”) and Continental Stock Transfer & Trust Company, a New York corporation, as warrant agent (the “Warrant Agent”), amends that certain Warrant Agreement, dated as of July 25, 2023, and filed with the United States Securities and Exchange Commission on July 31, 2023, by and between the Company and the Warrant Agent (the “Existing Warrant Agreement”). Capitalized terms used herein, but not otherwise defined, shall have the meanings given to such terms in the Existing Warrant Agreement.

WHEREAS, pursuant to the Existing Warrant Agreement, the Company issued 11,500,000 public warrants (the “Public Warrants”) and 398,800 private placement warrants (the “Private Placement Warrants” and together with the Private Placement Warrants, the “Warrants”), in connection with the Company’s initial public offering, with each whole Warrant representing the right to purchase one whole Class A ordinary share, par value $0.0001 per share, of the Company;

WHEREAS, the terms of the Warrants are governed by the Existing Warrant Agreement;

WHEREAS, effective as of October 9, 2025, the Company, Suncrete, Inc., a Delaware corporation (“PubCo”), Haymaker Merger Sub I, Inc. (“Merger Sub I”), a Delaware corporation, Haymaker Merger Sub II, LLC, a Delaware limited liability company (“Merger Sub II”), and Concrete Partners Holding, LLC, a Delaware limited liability company (“Suncrete”), entered into a Business Combination Agreement (as amended from time to time, the “Business Combination Agreement”) in connection with the proposed business combination between the parties thereto (the “Business Combination”);

WHEREAS, pursuant to the Business Combination Agreement, Merger Sub I will merge with and into the Company, with the Company surviving as a wholly owned subsidiary of PubCo and immediately thereafter, Merger Sub II will merge with and into Suncrete, with Suncrete surviving as a wholly owned subsidiary of PubCo;

WHEREAS, in connection with the Business Combination, the Company desires to assign all of its right, title and interest in the Existing Warrant Agreement to PubCo and PubCo wishes to accept such assignment;

[WHEREAS, Section 9.9 of the Existing Warrant Agreement provides that the Existing Warrant Agreement may be amended with the vote or written consent of the registered holders of at least 50% of the then outstanding Warrants (the “Requisite Holders”);

WHEREAS, the Company and the Warrant Agent desire to amend the Existing Warrant Agreement to provide for an automatic redemption of the Public Warrants at a redemption price of $2.25 and 0.075 Class A ordinary shares of the Company per Public Warrant in connection with the closing of the Business Combination;

WHEREAS, at a meeting of the holders of the outstanding Public Warrants held on or about the date of the Extraordinary General Meeting of shareholders of the Company held in connection with the Business Combination, the Requisite Holders voted to approve this Amendment; and

WHEREAS, the Private Placement Warrants will not be redeemed in connection with the Business Combination, will remain outstanding, and will continue to be governed by the Existing Warrant Agreement, as amended by this Amendment.]1

NOW, THEREFORE, in consideration of the mutual agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree as follows:

1     Note to Draft: To be included only if Warrant Amendment Proposal is approved.

1.	Assignment and Assumption; Consent.

1.1      Assignment and Assumption.      The Company hereby assigns to PubCo all of the Company’s right, title and interest in and to the Existing Warrant Agreement (as amended hereby) as of the Acquisition Merger Effective Time (as defined in the Business Combination Agreement). PubCo hereby assumes, and agrees to pay, perform, satisfy and discharge in full, as the same become due, all of the Company’s liabilities and obligations under the Existing Warrant Agreement (as amended hereby) arising from and after the Acquisition Merger Effective Time.

1.2     Consent.     The Warrant Agent hereby consents to the assignment of the Existing Warrant Agreement by the Company to PubCo pursuant to Section 1.1 hereof effective as of the Acquisition Merger Effective Time, and the assumption of the Existing Warrant Agreement by PubCo from the Company pursuant to Section 1.1 hereof effective as of the Acquisition Merger Effective Time, and to the continuation of the Existing Warrant Agreement in full force and effect from and after the Acquisition Merger Effective Time, subject at all times to the Existing Warrant Agreement (as amended hereby) and to all of the provisions, covenants, agreements, terms and conditions of the Existing Warrant Agreement and this Agreement.

2.	Amendment of Existing Warrant Agreement.

2.1      Preamble.      The preamble on page one of the Existing Warrant Agreement is hereby amended by deleting “Haymaker Acquisition Corp. 4, a Cayman Islands exempted company” and replacing it with “Suncrete, Inc., a Delaware corporation”. As a result thereof, all references to the “Company” in the Existing Warrant Agreement shall be references to Suncrete, Inc. rather than Haymaker Acquisition Corp. 4.

2.2     Recitals.     The recitals on pages one and two of the Existing Warrant Agreement are hereby deleted and replaced in their entirety as follows:

“WHEREAS, Haymaker Acquisition Corp. 4 (“Haymaker”) previously consummated its initial public offering (the “Offering”) of units of Haymaker’s equity securities, each such unit comprised of one Class A ordinary share, par value $0.0001 per share (“Ordinary Shares”) and one-half of one redeemable Public Warrant (as defined below) (the “Public Units”) and, in connection therewith, issued and delivered 11,500,000 warrants to public investors in the Offering (the “Public Warrants”);

WHEREAS, Haymaker entered into that certain Private Placement Units Purchase Agreement with Haymaker Sponsor IV LLC, a Delaware limited liability company (the “Sponsor”), pursuant to which the Sponsor purchased an aggregate of 797,600 units simultaneously with the closing of the Offering (the “Private Placement Units”) at a purchase price of $10.00 per Private Placement Unit, and, in connection therewith, 398,800 warrants comprising part of such Private Placement Units (the “Private Placement Warrants” and together with the Public Warrants, the “Warrants”), which bear the legend set forth in Exhibit B hereto;

WHEREAS, Haymaker filed with the U.S. Securities and Exchange Commission (the “Commission”) a registration statement on Form S-1, File No. 333-273117 (the “Registration Statement”), and prospectus (the “Prospectus”), for the registration, under the Securities Act of 1933, as amended (the “Securities Act”), of the Units, the Public Warrants, the Ordinary Shares included in the Units and the Ordinary Shares underlying the Public Warrants;

WHEREAS, effective as of October 9, 2025, Haymaker, the Company, Haymaker Merger Sub I, Inc. (“Merger Sub I”), a Delaware corporation, Haymaker Merger Sub II, LLC, a Delaware limited liability company (“Merger Sub II”), and Concrete Partners Holding, LLC, a Delaware limited liability company (“Suncrete”), entered into a Business Combination Agreement (as amended from time to time, the “Business Combination Agreement”) in connection with the proposed business combination between the parties thereto (the “Business Combination”);

WHEREAS, pursuant to the Business Combination Agreement, Merger Sub I will merge with and into Haymaker, with Haymaker surviving as a wholly owned subsidiary of the Company and immediately thereafter, Merger Sub II will merge with and into Suncrete, with Suncrete surviving as a wholly owned subsidiary of the Company;

WHEREAS, upon the Acquisition Merger Effective Time, each then-outstanding Warrant automatically will be assumed by the Company and converted into a warrant to acquire one share of the Company’s Class A Common Stock for $11.50 per whole share, subject to adjustment as described herein;

WHEREAS, the Company desires the Warrant Agent to act on behalf of the Company, and the Warrant Agent is willing to so act, in connection with the issuance, registration, transfer, exchange, redemption and exercise of the Warrants;

WHEREAS, the Company desires to provide for the form and provisions of the Warrants, the terms upon which they shall be issued and exercised, and the respective rights, limitation of rights, and immunities of the Company, the Warrant Agent, and the holders of the Warrants; and

WHEREAS, all acts and things have been done and performed which are necessary to make the Warrants, when executed on behalf of the Company and countersigned by or on behalf of the Warrant Agent, as provided herein, the valid, binding and legal obligations of the Company, and to authorize the execution and delivery of this Agreement.

NOW, THEREFORE, in consideration of the mutual agreements herein contained, the parties hereto agree as follows:”

2.3    Detachability of Warrants.     Section 2.4 of the Existing Warrant Agreement is hereby deleted and replaced with the following:

“[INTENTIONALLY OMITTED]”

Except that the defined term “Business Day” set forth therein shall be retained for all purposes of the Existing Warrant Agreement.

2.4    Duration of Warrants.     The first sentence of Section 3.2 of the Existing Warrant Agreement is hereby deleted and replaced with the following:

“A Warrant may be exercised only during the period (the “Exercise Period”) commencing on the date that is thirty (30) days after the consummation of the transactions contemplated by the Business Combination Agreement (the “Business Combination”), and terminating at 5:00 p.m., New York City time on the earlier to occur of: (x) the date that is five (5) years after the date on which the Business Combination is completed, (y) the liquidation of the Company, or (z) other than with respect to the Private Placement Warrants to the extent then held by the original purchasers thereof or their Permitted Transferees, the Redemption Date (as defined below) as provided in Section 6.2 hereof (the “Expiration Date”); provided, however, that the exercise of any Warrant shall be subject to the satisfaction of any applicable conditions, as set forth in Subsection 3.3.2 below with respect to an effective registration statement.”

2.5    Deletion of Section 2.7.      Section 2.7 of the Existing Warrant Agreement is hereby deleted in its entirety and replaced with “[Reserved]”. All references in the Existing Warrant Agreement to “Working Capital Warrants” are hereby deleted.

[2.6     Redemption of Public Warrants.     Section 6 of the Existing Warrant Agreement is hereby amended and restated in its entirety to read as follows:

“6. Redemption of Public Warrants.

6.1      Qualified Business Combination Redemption.      All of the outstanding Public Warrants shall be redeemed, automatically and without any action by the Registered Holder thereof, immediately prior to the Domestication Effective Time on the date of the Acquisition Merger (as defined in the Business Combination Agreement) (a “Qualified Business Combination Redemption Date”), at the office of the Warrant Agent, at a Redemption Price of $2.25 and 0.075 Class A ordinary shares of the Company per Public Warrant (a “Qualified Business Combination Redemption”). As used in this Agreement, the “Business Combination Agreement” means that certain Business Combination Agreement, dated as of October 9, 2025, by and among the Company, Suncrete, Inc., a Delaware corporation, Haymaker Merger Sub I, Inc., a Delaware corporation, Haymaker Merger Sub II, LLC, a Delaware limited liability company, and Concrete Partners Holding, LLC, a Delaware limited liability company, as it may be amended, supplemented or otherwise modified from time to time.

6.2      Date Fixed for, and Notice of Redemption; Redemption Price.      In the event of a Qualified Business Combination Redemption, the Company need not fix a date for such Qualified Business Combination Redemption or provide any notice thereof to the Registered Holders of the Public Warrants to be redeemed, and such Qualified Business Combination Redemption shall be deemed to have occurred immediately prior to the Domestication Effective Time on the Qualified Business Combination Redemption Date. As used in this Agreement, “Redemption Date” shall mean the Qualified Business Combination Redemption Date. As used in this Agreement, “Redemption Price” shall mean the price per Public Warrant at which any Public Warrants are redeemed pursuant to Section 6.1.

6.3      Exercise After Notice of Redemption.      On and after the Redemption Date, the record holders of the Public Warrants shall have no further rights except to receive, upon surrender of the Public Warrants, the Redemption Price.”]2

3.	Miscellaneous Provisions.

3.1      Operative Date of Amendment.      Each of the parties hereto acknowledges and agrees that the amendments to Section 6 of the Existing Warrant Agreement set forth in this Amendment shall not be operative until, and shall be expressly subject to the occurrence of, the Domestication Effective Time and this Amendment shall automatically be terminated and shall be null and void if the Business Combination Agreement shall be terminated for any reason.

3.2      Successors.      All the covenants and provisions of this Amendment by or for the benefit of the Company or the Warrant Agent shall bind and inure to the benefit of their respective successors and assigns.

3.3      Applicable Law.      The validity, interpretation, and performance of this Amendment shall be governed in all respects by the laws of the State of New York, without giving effect to conflicts of law principles that would result in the application of the substantive laws of another jurisdiction. The Company hereby agrees that any action, proceeding or claim against it arising out of or relating in any way to this Amendment shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, which jurisdiction shall be exclusive. The Company hereby waives any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum.

3.4      Counterparts.      This Amendment may be executed in any number of original or facsimile counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

3.5      Effect of Headings.      The section headings herein are for convenience only and are not part of this Amendment and shall not affect the interpretation thereof.

3.6      Severability.      This Amendment shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Amendment or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Amendment a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

3.7      Entire Agreement.      The Existing Warrant Agreement, as modified by this Amendment, constitutes the entire understanding of the parties and supersedes all prior agreements, understandings, arrangements, promises and commitments, whether written or oral, express or implied, relating to the subject matter hereof, and all such prior agreements, understandings, arrangements, promises and commitments are hereby canceled and terminated.

[Signature page follows]

2      Note to Draft: To be included only if Warrant Amendment Proposal is approved.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

HAYMAKER ACQUISITION CORP. 4

By:
Name:
Title:

CONTINENTAL STOCK TRANSFER & TRUST COMPANY, as Warrant Agent

By:
Name:
Title:

SUNCRETE, INC.

By:
Name:
Title:

[Signature Page to Amendment No. 1 to Warrant Agreement]

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